Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC” or the "Company")

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 8/31/2024:

2,232,359 Common Shares

Date: September 9, 2024

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•	On August 14, 2024, the Issuer filed its interim financial statements and MD&A for the six months ended June 30, 2024, and announced its unaudited financial results for Q2 2024.
•
On August 23, 2024, Focus Medical Herbs Ltd. And IMC Pharma Ltd, a subsidiary of the Issuer filed their response to the preliminary resolution of The Commissioner for Trade Levies at the Ministry of Economy and Industry published on July 10th, 2024 with regards to the Anti-Dumping investigation.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in the cannabis markets in which it currently operates. Management is focused on managing its international assets and supply chain in order to maximize Issuer-wide revenue and margins and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH and in Israel through its subsidiaries and Focus Medical Herbs Ltd. (“Focus Medical”).

By exiting the Canadian cannabis market, Management is seeking to focus its resources and maximize efficiency for future success. Management is reinforcing its Israeli and German operations and preparing to leverage its expertise into building market leadership in the European medical cannabis market and to be fully ready to capitalize on the recreational market upon legalization.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not Applicable.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

Not Applicable.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In August 2024, the Issuer hired 1 new employee and 2 resignations or terminations of employees occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not applicable.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14.	Provide details of any securities issued and options or warrants granted.

Not Applicable.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

Not Applicable.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Global economies are currently experiencing elevated levels of inflation, including in the Issuer’s primary production markets, which could curtail levels of economic activity. Inflation concerns are in part driven by the increase in the cost of goods as input costs continue to increase due to several external factors, including but not limited to, general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. The impact of inflation and supply shortages on the integral components of the Issuer’s business could reasonably impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the Issuer’s operations could also be affected should interest rates, inflation or unemployment reach levels that change consumer trends and spending and subsequently impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

As of February 2023, and to date, Israel is undergoing political and social instability relating to the judicial and legislative reforms proposed by the newly elected government, creating certain instability and uncertainty. This instability which has a certain effect on the activity of the financial markets may cause material impact on the Issuers’ ability to operate in the Israeli market.

On October 7, 2023, a war between the terror organization Hamas and Israel began. This war has an impact on the company's business operations. The company has suffered a negative impact since its started and until this day, however, there might be a potential positive effect in the medium to long term. The company has experienced damages to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more. While there are damages, it is still too early to fully assess the extent of their impact.

The Israeli ministry of health announced the anticipated medical cannabis regulatory reform on August 7, 2023 (the "Reform"). The new regulations will remove many of the heavy regulations in the sector, making medical cannabis more accessible to patients as well as boosting export, all of which may materially and positively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical. On December 8, 2023, the Issuer announced a 3-month delay of the anticipated Reform that was originally scheduled for December 29, 2023, due to the Israel-Hamas war.

On April 1st, 224 the issuer announced that the Reform will be implemented in phases, as approved and announced by the Israeli Ministry of Health. The key aspects of the initial phase, commencing April 1st, are as follows:

1.
Change in the prescription process: patients with a wide range of diseases and medical conditions from Oncology to Parkinsons will no longer be required to obtain a license to receive medical cannabis. Patients will receive a prescription similar to those for other prescription medications. Pain and PTSD are not included in the Reform yet.

2.
Medical cannabis will now be prescribed through the HMO’s, Israel’s public healthcare system: until the Reform, cannabis could not be prescribed through the HMO’s which cover the entire Israeli population.

3.
The number of prescribing physicians will increase: as of today, HMO physicians, who are dully trained and certified within their field of expertise, can prescribe medical cannabis as a first line treatment, as opposed to a last resort, based on medical discretion for the approved indications.

4.	The cost for prescription will be reduced: the Ministry of Health limited the cost for a medical cannabis prescription.

"Anti-Dumping” investigation into cannabis imports from Canada

On January 18, 2024 , The Commissioner for Trade Levies at the Ministry of Economy and Industry, announced by virtue of his authority according to Section 24(d) of the Law on Trade Levies and Defence Measures, 5591 – 1991, of his decision to open an investigation on his own initiative into the export import of cannabis from Canada, after he found that special circumstances of actual damage exist or the probability of actual damage to the local manufacturing industry and a causal link between the imported imports and said damage.

The Ministry of Economy and Industry issued a formal notice to the public to respond to questionnaires regarding the "Anti-Dumping" investigation.

The Issuer has submitted on March 10, 2024, the relevant questionnaires regarding Focus Medical Herbal Ltd, IMC Pharma Ltd and Rosen High Way Ltd, it's related company and subsidiaries, respectively.

On June 18, 2024, the Ministry of Economy and Industry announced that it has decided to postpone the final deadline for obtaining its preliminary decision until July 18, 2024.

On July 10th, 2024, the Commissioner published a preliminary decision regarding the investigation and findings determining that there is dumping and consequent injury, on the basis of best information available. The Company is evaluating the preliminary decision and its potential impact on the Company and its subsidiaries. Focus Medical Herbs Ltd. And IMC Pharma Ltd. submitted their response on August 23, 2024.

Germany - BfArM Regulation

The German Bundestag approved the federal government's draft law "on the controlled use of cannabis" (BT Drs. 20/8704, BT Drs. 20/8763, BT-Drs. 20/10426) on Friday, 23 February 2024. The draft passed in the German Bundesrat on Friday, 22 March 2024, and essentially came into force on April 1, 2024 in accordance with Art. 15 of the draft. Some components of Article 1 of the draft, which deals with so-called consumer cannabis, will not come into force until July 1, 2024 (according to Art. 15 para. 2 of the draft). This also has direct consequences for medicinal cannabis, which is the subject matter of Art. 2 (Medical Cannabis Act - MedCanG) and 3 (BtMG) of the draft. With the entry into force of the draft law, cannabis is no longer a narcotic by definition and is therefore no longer subject to the BtMG. The change in regulation has already led to rapid expansion within the first month, driven by the number of new patients entering into the market, highlighting the importance of a stable supply chain able to respond quickly to increases in demand.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: September 9, 2024

Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End August 2024	Date of Report YY/MM/D 2024/9/9
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 542815033
Contact Name Michal Lebovitz Nissimov	Contact Position General Counsel	Contact Telephone No. +972 542815033
Contact Email Address Michal.l@imcannabis.com	Web Site Address http://www.imcannabis.com/